

July 16, 2013

<u>Via U.S. Mail</u>
Mr. Keith E. Bass
President and Chief Executive Officer
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL 34134

  Re: WCI Communities, Inc.
    Pre-effective Amendment 5 to Registration Statement on Form S-1
    Filed July 15, 2013
    File No. 333-188866

Dear Mr. Bass:

  We reviewed the filing and have the comments below.

<u>Note 20 -- Subsequent Events, page F-36</u>

1. Please disclose the actual date through which subsequent events have been evaluated. Also, disclose whether the date through which subsequent events have been evaluated is the date that the financial statements were issued or the date that the financial statements were available to be issued. Please also address this comment in your interim financial statements. Refer to ASC 855-10-50-1.

2. As indicated in your subsequent events footnote to your interim financial statements on page F-56 as well as elsewhere in your filing, we note that on July 3, 2013 the Company reached an agreement with the shareholders of the Series A preferred stock to exchange 903,825 shares of its common stock for all 10,000 shares of outstanding Series A preferred stock. We have the following comments in this regard:

- Please expand your disclosure in Note 20 to discuss this agreement; and

- Please expand your disclosure to quantify the difference between the payment amount to the holders of the Series A and B preferred stock and the carrying amount of the Series A and B preferred stock and to indicate that such amount will be subtracted from net income to arrive at income available to common stockholders in the calculation of earnings per share. In this regard, we note that in your response letter dated May 24, 2013 you indicated that you would apply the guidance in ASC 260-10-S99-2 at the time of settlement. Please also address this comment in your interim financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Lisa Haynes Etheredge at (202) 551-3424 or Jeanne K. Baker at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: <u>Via E-mail</u>
        Marc D. Jaffe, Esq.
        Senet S. Bischoff, Esq.
        Latham & Watkins LLP
        885 Third Avenue
        New York, NY 10022